August 14, 2012

2012 Letter to the Investors

Dear Investors,

I feel very encouraged and pleased to inform investors that we report strong financial and operational results thanks to our robust growth in industrial automation segment, driven by the correct strategy and its solid execution. Our total revenue of the 2012 financial year is $321.7 million, increased by 22.4%, and the responding net income is $57.4 million, with an increase of 36.5%, compared with 2011 respectively. But we are not satisfied of the overall result because our railway signal segment and our newly acquired Concord did not meet our targets, and we did not anticipate the repercussions of the tragic railway accident of last year were so widespread and lasted so long, as well as that we underestimated the difficulties confronted by our newly acquired Concord business due to the European debt crises and the recession of most of the world economies.

However, we have been tenaciously executing our strategies and solidifying our core capabilities in both our operations and research and developments. Our strategies in each business segment were elaborated in great detail in last year’s letter, and strategies do not vary yearly, therefore I would rather report the significant progresses we made in the year 2012 in executing the strategies.

Although the railway construction in China has not recovered to its normal momentum yet, we strongly believe that it is coming soon, since the huge requirement for railway transportation is genuine and the construction of railway will create a substantial contribution for China’s economy growth and absorb a vast amount of labors in a short time, which China is desperately needed in order to overcome the slowdown of its GDP and to regain the confidence of the people of the second largest economy in the world. We are expecting some contracts of significance coming to us due to the market recovery and satisfactory performance of our high quality standard in both system design and project execution management. It is time to reap the reward of our heavy investment in research and development in the railway signal segment. The best demonstration is the miraculous winning of Hong Kong MTR high speed railway project, which represents the total recognition of our signal systems and our project management up to the international standard, because we were competing with other well established multinational companies and the Hong Kong customer put more severe requirement on us and they made more fastidious research work on us as the Wenzhou tragic accident happened just at the time when they are making the decision and the Hong Kong citizen expressed strong suspicion on Chinese companies regarding safety signal systems. I feel greatly grateful when the project manager of Hong Kong MTR told me that they have full confident in us to provide them with satisfactory result because they had done a meticulous investigation on the quality of our critical safety system, our project management especially for safety system design and execution , based on R&D management, our sophisticated laboratories for safety system development which is approved by TUV of Germany, the manufacturing process of PCB boards and assembly factory for safety systems, and the real projects in operation for China railway, as they visited our Beijing facilities after awarding us the project. I feel pleased to tell our investors that we have received all the SIL4 certification of our TCC, ATP, LEU, BTM and a SIL4 system platform which will enable us to design other safety systems much faster, by the end of 2011 as I promised in last year’s letter, and our CBTC(communication based train control) for subway signal systems development and the SIL4 certification processes are both under normal operation and we expect to get the project finished and certified by the end this calendar year. Equipped with the state-of-the-art CBTC platform and the Hong Kong project execution experience; we will be a strong competitor in the both China and abroad subway signal system arena.

I would like to address in some detail of the new product realizations for the industrial automation segment, which was not discussed in my last year’s letter because we have been very cautious to disclose new system development information for the industrial automation segment to avoid attracting competitors’ attention at the early stage, while I am not going to repeat the details of successful execution of our new expansion strategies in this segments. I would like to proudly introduce our new generation DCS system platform MACS650, which was developed quietly and successfully within 18 months by a very strong team from both R&D centre and the industrial engineering department picked up by me personally. In formulating the system requirements and the designing of this state-of-the-art system, we made clear several indispensible aspects: firstly, the system has to include to the largest extent all of the new features of the most novel systems of the multinational competitors. Secondly, the system will intrinsically solve all of the problems happened in our previous systems installed in more than 10000 projects in various areas, such as high voltage protection on signal terminals, high tolerance of power disturbances caused by inappropriate grounding and high frequency noises generated by inverter equipment in the fields, coating protection of corrosion in humid and corrosive environment, etc. Thirdly, the system architecture is redesigned to get rid of the central server, replaced by peer-to-peer structure to increase overall reliability and reduce system cost. Fourth, we reshuffled the requirements and reorganized them into two different layers, namely system layer and application layer, so as to easily tailor the system according to different industries, which will improve the project execution efficiency dramatically. And finally but not the lastly, we redesigned the hardware structure with both elegant appearance and high tolerance of field vibration. It is a paramount requirement that the system cost will not exceed our previous generation systems with all of the improvements. We are confident that the successful launch of MACS650 will greatly enhance our competitive capability in the traditional DCS market and ensure us to gain more market share from both domestic and multinational competitors.

The second achievement in the industrial automation segment is the newly announced completion of our safety system Hiaguard with SIL3 certified by TUV Rheinland for industrial process applications. With more and more safety concerns for industrial process from both the Chinese government and the customer, the universal safety system platform Hiaguard can be widely applied for the ESD (emergency shutdown) of chemical process, ETS (Emergency Trip System) of power generations and the other protection systems for large turbines, which have been fully controlled by a few international companies. Our newly launched Hiaguard will transform the market scenario like what our DCS has done, and Hollysys will become a major player in this field. The TÜV certification team was greatly impressed by Hollysys people’s high working moral, extraordinary innovative capability, strict observation of safety system development procedures and the systematic completeness of the documentation. We were told that another mature well known company that they certified recently utilized 100 personnel for 4 years to design a similar system and Hollysys deployed 50 people to finish the task within 2 years, which is a stark miracle.

The other new products we developed for the industrial automation segment worth mentioning include the Batch system which is widely required by fine chemical process, pharmaceutical process and food and beverage process, the upgraded version is going to be launched by the end of this calendar year, and a series of dedicated automatic control products for coal mining which are under testing in the real field and going to be put into mass applications.

As I emphasized in many occasions to investors that our industrial automation segment new strategy bolstered with our new systems and products will ensure us to maintain a sustainable growth with proper rate for a very long period no matter whether the market growing or not. Our 2012 data has demonstrated this assumption, since our high growth results are obtained in a very harsh market environment, where several industrial segment such as power, cement manufacturing etc contracted substantially due to the economic slowdown and the tight monetary policy formulated by the central government to control the wild inflation last year. We will further explore more opportunities in both our incumbent market and new markets to maintain sustainable growth in the segment.

I own an apology to our investors that I was too optimistic about Concord business for the year2012, which turn out to be unsatisfactory. My optimistic judgment and Concord team’s confidence were not unfeasible based on their potential projects to be awarded at the beginning this fiscal year. When we signed the agreement to merge Concord and Hollysys at the end of last fiscal year, they have planned one big project in the Middle East, one subway system installation and one big semiconductor manufacturing factory project, totaled up to more than 50m USD, they even prepared the labor resources for these projects. However, the Middle East project and the Subway project were postponed repeatedly and the semiconductor factory project was cancelled due to the economic recession in the world. With many years of successful operation, the Concord team has become very picky about projects, and they should have turned to search for more opportunities instead of spending too much efforts struggling for the pending projects. However, we never regretted the acquisition of Concord, because the international team contributed a lot in helping winning the Hong Kong MTR project, and we have modified our strategies to explore other project opportunities while preparing for the pending projects, which will enable us to gain substantially in both revenue and net income for the next year. With more and more of Hollysys products meet the international market criteria; the Concord team will form the foundation of our international business.

Another point worth noting is that we have been improving our operational efficiency consecutively over the last 3 years, such as that the inventory turnover days are decreased from 79 days 3 years ago to 54 days now, and the cash conversion cycle is reduced from 229 days 3 years ago to 192 days now. The overall improvements in operational efficiency will enhance the company’s competitive capability in the market and reduce risks in the long run.

Dear Investors, I fully understand and feel sympathy that most of you lost some paper value by holding Hollysys shares, even though our business has been growing solidly, because of the overall panic sentiment of the stock market due to the uncertainties of the world economy, the worries about temporary slowdown of the Chinese economy and the recession and debt crises in Euro-zone. However, we still have full confidence in the Chinese government to pilot our economy to regain its momentum by issuing further aggressive and effective measures to enhance infrastructure investment including high speed railway and industrial projects, consumption and export, which will create another significant opportunity for us, since we are completely prepared in both products and engineering resources for fast track growth. Based on this assumption and our record high backlog, we formulate the guidance for fiscal year 2013. We project our revenue in the range between US $385 million and US $410 million and non-GAAP net income in the range between $63 million and $67 million.

Thank you!

Best Wishes,

Changli Wang

Chairman and CEO

Hollysys Automation Technologies Ltd.